                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            AMENDMENT TO FORM U-3A-2

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                            THE CATALYST GROUP, INC.
                                (Name of Company)


                                 AMENDMENT NO. 1

         The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its statement on Form U-3A-2 as set forth in the pages attached hereto:

         Exhibit A1 - Catalyst Old River Hydroelectric Limited Partnership
                      Audited 1998 Financial Statements

         Exhibit A2 - Catalyst Vidalia Corporation Unaudited 1998 Financial
                      Statements

         Exhibit A3 - Catalyst Vidalia Holding Corporation Unaudited 1998
                      Consolidated Financial Statements

         Exhibit A4 - Catalyst Vidalia Holding Corporation Unaudited 1998
                      Consolidating Financial Statements

         Exhibit A5 - Catalyst Vidalia Acquisition Corporation Unaudited 1998
                      Financial Statements

         Exhibit A6 - The Catalyst Group, Inc. Unaudited 1998 Consolidated
                      Financial Statements

         Exhibit A7 - The Catalyst Group, Inc. Unaudited 1998 Consolidating
                      Financial Statements

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     THE CATALYST GROUP, INC.

                                                     By: /s/ Jack R. Sauer
                                                         -----------------------

                                                     Name: Jack R. Sauer
                                                           ---------------------

                                                     Title: Vice President
                                                            --------------------


Date: March 24, 1999

                                                                   EXHIBIT A1
                                                                   -------------
                                                                   Page 2 of 14


              CATALYST OLD RIVER HYDROELECTRIC LIMITED PARTNERSHIP

                        AUDITED 1998 FINANCIAL STATEMENTS

The above named financial statements are hereby incorporated by reference from the Amendment No. 1 filed by Catalyst Vidalia Corporation (File number 69-00443) on March 24, 1999 amending its Form U-3A-2 to file the Catalyst Old River Hydroelectric Limited Partnership audited 1998 financial statements.

                                                                   EXHIBIT A2
                                                                   -------------
                                                                   Page 3 of 14


                          CATALYST VIDALIA CORPORATION

                       UNAUDITED 1998 FINANCIAL STATEMENTS


The above named financial statements are hereby incorporated by reference from the Amendment No. 1 filed by Catalyst Vidalia Corporation (File number 69-00443) on March 24, 1999 amending its Form U-3A-2 to file the Catalyst Vidalia Corporation unaudited 1998 financial statements.

                                                                   EXHIBIT A3
                                                                   -------------
                                                                   Page 4 of 14


                      CATALYST VIDALIA HOLDING CORPORATION

                UNAUDITED 1998 CONSOLIDATED FINANCIAL STATEMENTS


The above named financial statements are hereby incorporated by reference from the Amendment No. 1 filed by Catalyst Vidalia Holding Corporation (File number 69-00445) on March 24, 1999 amending its Form U-3A-2 to file the Catalyst Vidalia Holding Corporation unaudited 1998 consolidated financial statements.

                                                                   EXHIBIT A4
                                                                   -------------
                                                                   Page 5 of 14



                      CATALYST VIDALIA HOLDING CORPORATION

                UNAUDITED 1998 CONSOLIDATING FINANCIAL STATEMENTS


The above named financial statements are hereby incorporated by reference from the Amendment No. 1 filed by Catalyst Vidalia Holding Corporation (File number 69-00445) on March 24, 1999 amending its Form U-3A-2 to file the Catalyst Vidalia Holding Corporation unaudited 1998 consolidating financial statements.

                                                                   EXHIBIT A5
                                                                   -------------
                                                                   Page 6 of 14


                    CATALYST VIDALIA ACQUISITION CORPORATION

                       UNAUDITED 1998 FINANCIAL STATEMENTS


The above named financial statements are hereby incorporated by reference from the Amendment No. 1 filed by Catalyst Vidalia Acquisition Corporation (File number 69-00447) on March 24, 1999 amending its Form U-3A-2 to file the Catalyst Vidalia Acquisition Corporation unaudited 1998 financial statements.

                                                                   EXHIBIT A6
                                                                   -------------
                                                                   Page 7 of 14

                   THE CATALYST GROUP, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                       (In thousands, except share data)
                                   Unaudited


                                                                      December    December
                                                                         31,         31,
                                                                        1998        1997
                                                                     ---------    ---------

                                          ASSETS

Cash and cash equivalents ........................................   $   1,675    $   1,552
Cash at Century Power ............................................       1,739        1,332
Management fee receivable from CORHLP ............................       1,195        4,996
Carena note receivable plus accrued interest .....................      25,866       25,800
GLP promissory note plus accrued interest ........................       3,122        6,500
Fullerton note receivable plus accrued interest ..................      15,291         --
Investment in CORHLP .............................................     150,677      148,523
Investment in TDP ................................................       2,600        2,600
Investment in 1147906 Ontario Ltd ................................         720          720
Other assets .....................................................         458        1,527
                                                                     ---------    ---------
             Total assets ........................................   $ 203,343    $ 193,550
                                                                     =========    =========


                            LIABILITIES AND STOCKHOLDERS' EQUITY

Note payable - Trigen ............................................   $    --      $     400
Note payable - Great Lakes Power .................................        --            772
Note payable - Trilon International ..............................      15,289         --
Senior note payable - Trilon International .......................      16,254       16,254
Junior note payable - First Toronto Equities .....................     108,500      116,075
Accounts payable and accrued expenses ............................         454          366
Management fee payable Great Lakes Power .........................        --          1,600
Other non current liabilities ....................................         449          449
Deferred income taxes ............................................       9,713        7,913
                                                                     ---------    ---------
             Total liabilities ...................................     150,659      143,829
                                                                     ---------    ---------

Senior Participating Preferred Stock -
   $.01 par value; 500,000 shares authorized, 134,000
   issued and outstanding ........................................           1            1
Junior Participating Preferred Stock -
   $.01 par value; 500,000 shares authorized, 65,000
   issued and outstanding ........................................           1            1
Common Stock - $.01 par value; 100,000 shares
   authorized; 100,000 share issued and outstanding ..............           1            1
Additional paid-in capital .......................................     199,997      199,997
Accumulated deficiency ...........................................    (147,316)    (150,279)
                                                                     ---------    ---------
   Total stockholders' equity ....................................      52,684       49,721
                                                                     ---------    ---------

   Total liabilities and stockholders' equity ....................   $ 203,343    $ 193,550
                                                                     =========    =========

                                                                   EXHIBIT A6
                                                                   -------------
                                                                   Page 8 of 14


                    THE CATALYST GROUP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (In thousands)
                                    Unaudited

                                                         Twelve Months Ended
                                                        December    December
                                                           31,         31,
                                                          1998        1997
                                                        --------    --------

Operating revenues
       Equity interest in operating results of
          CORHLP ....................................   $ 15,724    $ 12,474
       Management fee income ........................      1,990       1,731
                                                        --------    --------
            Total operating revenue .................     17,714      14,205

Operating expenses:
       General and administrative ...................      3,572       7,819
                                                        --------    --------
            Total operating expenses ................      3,572       7,819
                                                        --------    --------

Operating Income ....................................     14,142       6,386

Other income (expense):
       Interest and dividend income .................      2,497       2,159
       Interest expense .............................    (11,909)    (12,136)
       Investment income/(expense) ..................                 (1,338)
       Other ........................................        209        (425)

                                                        --------    --------
Income (loss) before income taxes ...................      4,939      (5,354)

Income tax expense (benefit) ........................      1,976      (1,394)

                                                        --------    --------
Net income (loss) ...................................   $  2,963    $ (3,960)
                                                        ========    ========

                                                                   EXHIBIT A6
                                                                   -------------
                                                                   Page 9 of 14


                    THE CATALYST GROUP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)
                                    Unaudited

                                                          Twelve Months Ended
                                                         December     December
                                                            31,           31,
                                                           1998          1997
                                                         --------      --------

Cash flows provided by (used in) operating
   and investing activities:
      Net income (loss) ............................     $  2,963      $ (3,960)

      Changes in operating and investing
         assets and liabilities:
          Equity interest in CORHLP ................      (15,724)      (12,474)
          Distribution from CORHLP .................       13,570
          Management fee receivable - CORHLP .......        3,801        (1,340)
          Investments ..............................        3,735           137
          Great Lakes Power promissory note
             plus accrued interest .................        3,378           361
          Note Receivable - Carena .................          (66)         --
          Fullerton note receivable plus
             accrued interest ......................      (15.291)         --
          Other assets .............................        1,069         2,125
          Note to Trigen ...........................         (400)          400
          Note to Trilon International
             including accrued interest ............       15,289          --
          Note to Springerville Owner
             Participants ..........................         --          (1,267)
          Management fee payable - Great
             Lakes Power ...........................       (1,600)         --
          Note payable - Great Lakes Power .........         (772)           44
          Senior note payable - Trilon
             International .........................       15,289           673
          Junior note payable - First Toronto
             Equities ..............................       (7,575)       10,658
          Accounts payable and accrued expenses ....           88          (148)
          Deferred income taxes ....................        1,800         4,404
                                                         --------      --------
             Net cash provided by (used in)
                operating and investing
                activities .........................       19,554          (387)
                                                         --------      --------

Net increase (decrease) in cash and cash
   equivalents .....................................       19,554          (387)

Cash and cash equivalents at beginning of year .....        2,884         3,271
                                                         --------      --------
Cash and cash equivalents at end of period .........     $ 22,438      $  2,884
                                                         ========      ========

                                                                   EXHIBIT A6
                                                                   -------------
                                                                   Page 10 of 14


                  THE CATALYST GROUP, INC. AND SUBSIDIARIES
   CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)
                      (In thousands, except share data)
                                  Unaudited


                                 Senior Participating    Junior Participating
                                   Preferred Stock          Preferred Stock         Common Stock       Additional
                                Number of   Amount of    Number of  Amount of   Number of   Amount of    Paid-in   Accumulated
                                  Shares    Par Value     Shares    Par Value    Shares     Par Value    Capital   Deficiency
                                ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------

Balances at
   December 31, 1996 ........     134,000   $       1      65,000   $       1     100,000   $       1   $ 199,997   $(146,319)

Net Loss ....................        --          --          --          --          --          --          --        (3,960)
                                ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Balances at
   December 31, 1997 ........     134,000           1      65,000           1     100,000           1     199,997    (150,279)

Net Income ..................        --          --          --          --          --          --          --         2,963
                                ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Balances at
  December 31, 1998 .........     134,000   $       1      65,000   $       1     100,000   $       1   $ 199,997   $(147,316)
                                =========   =========   =========   =========   =========   =========   =========   =========

                                                                   EXHIBIT A7
            -------------
                                                                   Page 11 of 14

                           THE CATALYST GROUP, INC.
                               AND SUBSIDIARIES
                                  31-Dec-98
                                BALANCE SHEET
                                (in thousand)

                                  The Catalyst Century   CVHC/                                       CONSOLIDATING ENTRIES
                                                                                         -------------------------------------------
                                  Group, Inc.   Power     CVC      CVAC        Total         DR     j/e#      CR      j/e#   Total
                                  --------------------------------------------------------------------------------------------------

ASSETS
---------------------------------
Current Assets:
   Cash                             $1,739      1,316      359                    $3,414                                       3,414
   Invested Cash                                                                       0                                           0
   Century investment in CVHC P/S             115,093                            115,093                     115,093 7             0
     Receivables:
        Accounts Receivable                                  8                         8                                           8
        Interest Receivable                                                            0                                           0

         Mgmt fee rec CORHLP                             1,195                     1,195                                       1,195
         Affiliate Receivable                                                          0                           0 6             0

                                                             0                         0                                           0
Other                                                                                  0                                           0

Prepaid expenses and other assets                  17        0                        17                                          17

                                  --------------------------------------------------------------------------------------------------

         Total current assets        1,739    116,426    1,562          0        119,727         0           115,093           4,634
                                  --------------------------------------------------------------------------------------------------

Plant, Property and Equipment,
   at cost                                         63                                 63                                          63
  Less:  Accumulated
     Depreciation                                                                      -                                           -
                                  --------------------------------------------------------------------------------------------------
                                         0         63        0          0             63         0                 0              63

Note receivable Fullerton           15,291                                        15,291                                      15,291
Note receivable  VC Holdings                               369                       369                                         369
Investment in GLP paper              3,122                                         3,122                                       3,122
Notes receivable - Carena           25,866                                        25,866                                      25,866

Receivable from Cantwell             2,600                                         2,600                                       2,600
Intercompany accounts                3,216                                         3,216                       3,216 5             -
Investments in subsidiaries        111,325             150,677    111,732        373,734                     223,057 1,2     150,677

Investments                            721                                           721                                         721
Deferred Tax Benefit                                                                   0                                           -


Intercompany accounts                                                                  0                             6             0

      Total assets                $163,880    116,489  152,608   $111,732       $544,709        $0          $341,366        $203,343

                                  ==================================================================================================

                                                                    EXHIBIT A7
                                                                   -------------
                                                                   Page 12 of 14



                           THE CATALYST GROUP, INC.
                               AND SUBSIDIARIES
                                  31-Dec-98
                                BALANCE SHEET
                                (in thousand)


                              The Catalyst   Century    CVHC/                                        CONSOLIDATING ENTRIES
                                                                                          ------------------------------------------
                              Group, Inc.     Power      CVC       CVAC        Total         DR     j/e#      CR      j/e#   Total
                             -------------------------------------------------------------------------------------------------------
LIABILITIES & STOCKHOLDERS'
   EQUITY:
---------------------------
Current Liabilities:
   Accounts payable and
      accrued exp                   $127        254        73                      $454                                        $454
   Management Fee
      payable                                                                         0                                           0
   Related party
      payables                                                                        0         0 6                               0
        Total current
          liabilities                127        254        73          0            454         0                 0             454
                             -----------------------------------------------------------------------------------------------------

Intercompany payables
   (noncurrent)                                         3,216                     3,216     3,216 5

Deferred income taxes                                  17,432                    17,432     9,156 10,13           0 13        8,276

Income Taxes
   payable                         1,701                    0                     1,701       264 4                           1,437
                             -----------------------------------------------------------------------------------------------------

Other liabilities                    449                                            449                                         449
                             -----------------------------------------------------------------------------------------------------

Long and s/t debt plus
   accrued int                   140,043                                        140,043                                     140,043
                             -----------------------------------------------------------------------------------------------------
Total liabilities                142,320        254    20,721          0        163,295    12,636                 0         150,659
                             -----------------------------------------------------------------------------------------------------

Shareholders' equity
     Common stock                    999                                            999                           1 9         1,000
     Senior Preferred
       Stock                           1                  134                       135       134 8         133,999 9       134,000
     Junior Preferred
       Stock                           1                                              1                      64,999 9        65,000
     Additional paid in
       capital                   198,999    154,124   114,394    111,732        579,249   579,249 1,2,7,8,9                       0
     Accum deficiency           (178,440)   (37,889)   17,359                  (198,970)                     42,234 8      (147,316)
                             ----------------------------------------------------------                                    -------

                                                                                              329 11          5,281 4,10


                                                                                                0 I/S         4,468 I/S
                                                                                                            --------

       Total shareholders'
         equity                   21,560    116,235   131,887    111,732        381,414   579,712           250,982          52,684
                             -----------------------------------------------------------------------------------------------------

Total liabilities &
   shareholders'
   equity                       $163,880   $116,489   152,608    111,732        544,709   592,348           250,982         203,343
                             =====================================================================================================

                                                                     EXHIBIT A7
                                                                  -------------
                                                                  Page 13 of 14



                           THE CATALYST GROUP
                           AND SUBSIDIARIES
                                31-Dec-98
                           INCOME STATEMENT                                                                 3/29/1999
                           (in thousand)

                            The Catalyst   Century    CVHC/                                CONSOLIDATING ENTRIES
                                                                                        ----------------------------
                            Group, Inc.     Power      CVC       CVAC        Total         DR     j/e#      CR      j/e#   Total
                           ---------------------------------------------------------------------------------------------------------

Equity interest in
  operating results-
   Catalyst Old River
     Hydroelectric                                     15,724                    15,724                                     $15,724
Management Fee
  Income                                                1,990                     1,990                                       1,990
                           -----------------------------------------------------------------------      ------------     -----------

   Total operating
     revenue                            0          0   17,714          0         17,714         0                 0          17,714
                           -----------------------------------------------------------------------      ------------     -----------

Operating expenses:
  General and
    administrative                  1,195        207    2,499                     3,901                         329   12      3,572
                           -----------------------------------------------------------------------      ------------     -----------

Operating income
   (loss)                          (1,195)      (207)  15,215          0         13,813         -             (329)          14,142
                                                                                                                         -----------

Other income
  (deductions):
   Interest and
      dividend income                 821      1,672        4                     2,497                                       2,497
   Interest expense               (11,909)                                      (11,909)                                    (11,909)
   Other income/
     expenses/
     reversals                        200        (59)      68                       209                                         209
   Investment
     income/(loss)                      -                                             -                                           -
                           -----------------------------------------------------------------------      ------------     -----------

Income (loss) before
  income taxes, and
  minority interest              (12,083)      1,406   15,287          0          4,610         -              (329)          4,939
Provision (credit)
  for income taxes                                      6,115          0          6,115         0    13       4,139   13      1,976
                           -----------------------------------------------------------------------      ------------     -----------

Net income (loss)                (12,083)      1,406   $9,172         $0        ($1,505)        -            (4,468)         $2,963
                           =======================================================================      ============     ===========

                                                                   EXHIBIT A7
                                                                   -------------
                                                                   Page 14 of 14


                            THE CATALYST GROUP, INC.
                              CONSOLIDATING ENTRIES
                                   12/31/1998

       Description                                                    Debit              Credit

   --------------------------------------------            -----------------------------------------
 1 *    Equity of CVAC                                                111,325
          Investment in CVAC                                                             111,325
       Eliminate TCG investment in CVAC (9,760+133,593-18,500-13278-250)

 2     Equity of Century                                                8,760
       Equity of CENTURY                       (A)                    101,972
       Equity of CVHC                                                   1,000
          Investment in Century (@ cost)                                                   8,760
          Investment in CENTURY                                                          101,972 (A)
          Investment in CVHC-Common                                                        1,000
       Eliminate CVAC investment in Century and CVHC
       (A) "Contribution of CVHC shares in 1996, less 1998 dividend."

 3     Intentionally Not Used - (P/Y J/E 3 Booked to TCGI)

 4 *   Income taxes Payable                                               264
          Retained Earnings                                                                  264
       Carryforward of PY entry adjusted for actual balance booked to Century

 5     A/P CEC - Taxes due                                              3,216
         A/R Century                                                                       3,216
       Eliminate intercompany payable/receivable b/t The Catalyst Group and Century

 6     A/P-CVHC/CVC                                                         0
         A/R- TCG
       Eliminate interco receivable and payable b/t  CVHC/CVC and TCG                          0

 7     Equity of CVHC                                                 115,093
         Investments                                                                     115,093
       Eliminate Century investment in CVHC

 8 *   Senior Peferred Stock                                              134
       Additional Paid in Capital                                      42,100
         Accum Deficiency                                                                 42,234
       To adjust capiatal account to agree with parent company

 9 *   Additional paid in capital                                     198,999
         Common Stock                                                                          1
         Senior Preferred                                                                133,999
         Junior Preferred                                                                 64,999
       To change presentation of R/E from par valuation to actual value

10     Deferred Income Taxes Payable                                    5,017
        Retained Earnings                                                                  5,017
       To have tax provion equal 40% of total consolidated income of p/y's

11 *    Retained Earnings                                                 329
        Bad Debt Expense                                                                     329
       Reversal of P/Y J/E #11. For changes in(collections of) reserved amounts.

12     Deferred Income Taxes Payable                                    4,139
        Tax Provision                                                                      4,139
       To have tax provion equal 40% of total consolidated income

   *   No change from prior report.